FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2012

Commission File Number: 001-12102

YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)

Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

YPF Sociedad Anónima

TABLE OF CONTENTS

Item

1	Letter to the Buenos Aires Stock Exchange dated January 5, 2012

TRANSLATION

Messrs
Buenos Aires Stock Exchange

Re.: YPF – New discovery of conventional oil resources in the Mendoza province

Dear Sirs:

The purpose of this letter is to comply with the requirements of Chapter VII, Article 23 of the Regulations of the Buenos Aires Stock Exchange.

We hereby inform you that, under the Exploration and Production Development Program 2010/2014, we have drilled, through the Temporary Joint Venture (JV) in which we hold a 70% interest, together with Kilwer S.A. (10%), Ketsal S.A. (10%) and Energía Mendocina S.A. (10%), 3 exploratory wells located in the Chachahuen block of the Neuquina basin, in the Mendoza province. Preliminary production test showed initial flows ranging from 200 to 315 average barrels of oil per day (bbl/d) (24° API). These results, together with the seismic and geological studies carried out, allow us to estimate prospective resources of 40 million barrels of oil equivalent in this block. As of the date hereof, no proved reserves have been recognized in connection with this discovery and the related resources may only be recognized as proved reserves once the applicable regulations and requirements for booking proved reserves issued by the Comisión Nacional de Valores (National Securities Commission) and the Securities and Exchange Commission are met.

To continue appraising the area, YPF jointly with the JV, plans to drill another 5 wells southeast of the block referred to above.

Yours faithfully,

Ignacio Moran
Attorney in fact

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: January 6, 2012	By:	/s/ Ignacio Moran
	Name:	Ignacio Moran
	Title:	Attorney in fact